Berkley Resources Inc.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Tel.: (604) 682-3701

NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2007 Annual General Meeting of the Shareholders of Berkley Resources Inc. (hereinafter called the "Company") will be held at the Petroleum Club, 319 - 5th Avenue SW, Calgary, Alberta, on:

Tuesday, June 12, 2007

at the hour of 3:00 o'clock in the afternoon (local time) for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the financial statements of the Company for its fiscal year ended December 31, 2006 and the report of the Auditors thereon;

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to amend the company’s 2006 Stock Option Plan (the “Plan”) by increasing the number of common shares reserved for issuance under the Plan from 2,837,000 shares to 3,770,000 shares; and

6.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is en-titled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Lindsay Gorrill”

________________________________________

Lindsay Gorrill, President & COO